

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2025

Petros Panagiotidis
Chairman, President, and Chief Executive Officer
Robin Energy Ltd.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens,
3036 Limassol
Cyprus

> **Re:  Robin Energy Ltd.**
> **Draft Registration Statement on Form F-3**
> **Filed June 23, 2025**
> **CIK No. 0002039060**

Dear Petros Panagiotidis:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Finn Murphy, Esq., of Goodwin Procter LLP